March 20, 2008

VIA EDGAR AND OVERNIGHT MAIL

Ms. Maureen Bauer, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC 20549

Re:	Aftersoft Group, Inc. Amendment No. 1 to Registration Statement on Form S-1/A (formerly on Form SB-2) Filed June 7, 2007 File No. 333-140758

Dear Ms. Bauer:

We are counsel to Aftersoft Group, Inc. (“Aftersoft,” the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated July 9, 2007, relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Please note also that we have changed the cover page of the Registration Statement so that it no longer has an SB designation.

Please note further that we refer to the Company’s majority stockholder, Auto Data Network, Inc., as “ADNW” in this letter.

General

1.
Please provide us supplementally annotated copies of third-party documentary evidence that substantiate your claims about your positions in the industry in which you compete. For example, we note your claim on page 4 that your wholly-owned subsidiary, AFS, is “one of the largest providers of software to businesses engaged in the automotive aftermarket in the US,” and your claim on page 25 that MAM Software (is) a leading provider of software to businesses engaged in the automotive aftermarket in the UK.” If you cannot provide us the proof, consider revising the statements accordingly.

The Company has revised the registration statement to remove statements with respect to positions in the industry in which the Company competes. Please see the Summary and Business sections.

Page of 2 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

2.
Please consider revising or qualifying the statement on pages 4 and 29 that “(m)anagement software and services tailored to automotive dealers represent a potential market of $15 billion worldwide with the top five current suppliers to this market representing less than 15% of this total.” It is inappropriate to imply that EXP Dealer Software may gain a significant part of 85% of the future $15 billion global market in its field, especially when you disclose on page 8 that most of your competitors “have substantially greater capital resources than you. Similarly, qualify your statements on page 30 and elsewhere where you refer to billions of dollars worth of specific market opportunities in other sectors.

The Company has deleted this language and revised these statements accordingly in these sections and throughout the document.

3.	The identical bullet-point list recurs on pages 19 and 29. Please eliminate the redundancy or provide additional contextual information to make the disclosure more meaningful.

The Company has deleted the bullet-point list which previously appeared on page 19, in order to eliminate the redundancy that previously appeared.

Prospectus Summary, page 3

4.	Please describe briefly the current business of ADNW and any of its other subsidiaries with which you are affiliates. If ADNW is not reporting or a quoted company, so state.

The Company has included the requested information with respect to the current business of ADNW, and the fact that it is quoted on the Pink Sheets, on page 1. With respect to ADNW’s reporting status, please note that based on a review of ADNW’s SEC filings available on Edgar, ADNW (or its predecessor entity) is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but is delinquent in its Exchange Act filings.

5.
Please discuss on page 5 the consideration for which you purchased Dealer Software and Services (“DSS”) from ADNW in February 2007, as you disclose on page 6. Also, discuss the business of DCS Automotive Limited (“DCS”) and disclose the percentage of common stock of DCS controlled by DSS. Finally, disclose whether DSS is structured to be a subsidiary of yours. Later in your filing, please disclose the control persons of DCS.

The Company has included the consideration for which it purchased DSS on page 1.

Please note that DSS owned 18.81% of the issued share capital of DCS Automotive Limited (“DCS”), a supplier of dealer management systems and specializes in flexible, connective technologies and services designed exclusively for the automotive industry. DCS has been a supplier to the automotive industry for over 25 years. The remaining issued share capital of DCS comprising 15,000 shares is owned by Reynolds & Reynolds Automotive Holdings Limited. the Company’s investment in DCS was sold to Reynolds & Reynolds Automotive Holdings Limited.

Please note that The Company has not included this discussion in the Registration Statement, as the Company sold its investment in DCS to Reynolds & Reynolds Automotive Holdings Limited on July 30, 2007. Further, the Company sold EXP and DSS on November 12, 2007.

Page of 3 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

6.	Please clarify EXP Dealer Software’s percentage of ownership of each of its subsidiaries. The meaning of “direct operating subsidiaries” is not clear.

Please note that the Company has not included the requested disclosure, as it has deleted the discussion related to EXP as a subsidiary of the Company due to the sale of EXP on November 12, 2007.

Risk Factors, page 6

7.
You state inappropriately in the introductory paragraph that “(t)he material below summarizes certain risks and is not intended to be exhaustive.” Please clarify, if accurate, that you have described all material risks that are currently known and reasonably foreseeable. Otherwise, revise this section accordingly.

The Company has deleted the requested sentence in the introductory paragraph, as management believes that it has described all material risks currently known and reasonably foreseeable.

8.
Please include a separate risk factor discussing the risks stemming from your common stock being subject to certain restrictions for being a penny stock as defined by the Securities Exchange Act Rule l5g-9.

The Company has added the following risk factor on page 10.

“SINCE OUR STOCK IS CLASSIFIED AS A “PENNY STOCK,” THE RESTRICTIONS OF THE SEC’S PENNY STOCK REGULATIONS MAY RESULT IN LESS LIQUIDITY FOR OUR STOCK.

The Securities and Exchange Commission has adopted regulations which define a “Penny Stock” to be any equity security that has a market price (as therein defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions involving a penny stock , unless exempt, the rules require the delivery, prior to any transaction involving a penny stock by a retail customer, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the Broker/Dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Because the market price for our shares of Common Stock is less than $5.00, our securities are classified as penny stock. As a result of the penny stock restrictions, brokers or potential investors may be reluctant to trade in our securities, which may result in less liquidity for our stock.”

9.
It appears that your business is primarily operated from the UK, where a substantial portion of your assets is located and from where you derive the majority of your revenues, and that your directors and officers are non-U.S. residents. Please include a separate risk factor discussing the risks that it may be difficult for U.S. investors to bring an action against you or against these individuals in the United States and, even if they are successful in bringing such an action, they may be restricted from enforcing a judgment against your assets or the assets of your directors or officers. If you do not believe risk factor disclosure is appropriate, please tell us why in your response letter with the next amendment.

Page of 4 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

The Company has added the following risk factor on page 9.

“BECAUSE A MAJORITY OF OUR OFFICERS AND DIRECTORS ARE NOT RESIDENTS OF THE U.S., IT MAY BE DIFFICULT FOR SHAREHOLDERS TO RECOVER AGAINST THEM.

The majority of our Directors and corporate officers are residents of the United Kingdom. In addition, our significant operating subsidiary, MAM Software is located in the United Kingdom. Were one or more shareholders to bring an action against management in the United States and succeed, either through default or on the merits, and obtain a financial award against an officer or director of the Company, that shareholder may be required to enforce and collect on his or her judgment in the United Kingdom, unless the officer or director owned assets which were located in the United States. Further, shareholder efforts to bring an action in the United Kingdom against its citizens for any alleged breach of a duty on foreign soil may be difficult, as prosecution of a claim in a foreign jurisdiction, and in particular a foreign nation, is fraught with difficulty and may be effectively, if not financially, unfeasible.”

10.
It appears that your parent company, ADNW, is delinquent in filing its periodic reports. If persons controlling ADNW will control after the spin-off, please include a separate risk factor discussing ADNW’s delinquency and the consequent risks to your shareholders.

Please note that none of the persons controlling ADNW will control ADNW after the spin-off, and accordingly the Company has not included a separate risk factor discussing ADNW’s delinquency and the consequent risks to shareholders.

We or our subsidiaries are engaged in litigation…, page 8

11.
Please disclose the maximum liability you owe each to Mr. McKenna and to Homann Tire Ltd. Also, expand the disclosure on the specific adverse effects that your company and/or your subsidiaries will experience if the legal proceedings are not resolved or settled on favorable terms.

Please note that the Company has deleted this risk factor, as the Company has settled the legal proceedings with Mr. McKenna and Homann Tire Ltd.

Page of 5 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

In the event of a failure in a customer’s computer system installed by us…, page 9

12.	Please disclose whether you carry reasonably adequate insurance against any losses arising from the risk specified in this discussion.

Please note that the Company has revised this risk factor (including the heading) pursuant to your comment. The following revised risk factor appears on page 11:

“WE HAVE INSURANCE COVERAGE FOR THE SERVICES WE OFFER. HOWEVER, A CLAIM FOR DAMAGES MAY BE MADE AGAINST US REGARDLESS OF OUR RESPONSIBILITY FOR THE FAILURE, WHICH COULD EXPOSE US TO LIABILITY.

We provide business management solutions that we believe are critical to the operations of our customers’ businesses and provide benefits that may be difficult to quantify. Any failure of a customer’s system installed or of the services offered by us could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Although we attempt to limit our contractual liability for damages resulting from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that the limitations on liability we include in our agreements will be enforceable in all cases, or that those limitations on liability will otherwise protect us from liability for damages. In the event that the terms and conditions of our contracts which limit our liability are not sufficient, we have insurance coverage. This coverage of approximately $2,000,000 in the aggregate in the UK and in the US insures the business for negligent acts, error or omission, failure of the technology services to perform as intended, and breach of warranties or representations. It also insures the services that we supply including, web services, consulting, analysis, design, installation, training, support, system integration, the manufacture, sale, licensing, distribution or marketing of software, the design and development of code, software and programming and the provision of software applications as a service, rental or lease. However, there can be no assurance that our insurance coverage will be adequate or that coverage will remain available at acceptable costs. Successful claims brought against us in excess of our insurance coverage could seriously harm our business, prospects, financial condition and results of operations. Even if not successful, large claims against us could result in significant legal and other costs and may be a distraction to our senior management.”

Disclosure Regarding Forward-Looking Statements, page 11

13.
We note the following statement: “Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.” As you are responsible for the accuracy and completeness of all the contents of this registration statement, including the forward-looking statements, please delete this inappropriate language.

The Company has deleted the requested sentence, and management understands that it is responsible for the accuracy and completeness of all of the contents of the Registration Statement.

Page of 6 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

Plan of Distribution, page 12

14.
Please explain the background leading up to the proposed spin-off, including all business purposes of the spin-off. In addition, represent to us whether the board contemplated to stimulate the public market in the shares of your company by means of this transaction.

The Company added an explanation as to the background leading up to the proposed spin-off, including all business purposes of the spin-off, on page 14.

We have been informed that the Board did not contemplate to stimulate the public market in the shares of the Company’s common stock by means of this transaction.

15.
& 16. Please discuss the reasons why your board considered the spin-off to be in the best interests of your unaffiliated shareholders. Include in your discussion the factors that the board considered to be benefits and the factors that were considered to be detriments to these shareholders.

The Company has included a discussion of the reasons why the board considered the spin-off to be in the best interests of the unaffiliated shareholders on page 14.

17.	Please tell us whether an approval of your shareholders is required for the spin-off, and if not, explain why.

We respectfully submit that Aftersoft has neither control nor authority over ADNW and/or ADNW’s relationship with its shareholders, and that the spin-off does not involve the Board of Directors or the shareholders of Aftersoft. Accordingly, approval of the shareholders of Aftersoft is not required under Delaware law.

18.
Please describe the nature and extent of the business to be conducted by ADNW after the spin-off. Please represent to us whether either ADNW or Aftersoft has contemplated that, after the spin-off, Aftersoft would merge with any private company, with Aftersoft shares being distributed to the private company’s shareholders as part of the merger. We may have further comments.

The Company has included a description of the nature and extent of the business to be conducted by ADNW after the spin-off on page 15. Please note that management does not anticipate that either ADNW or Aftersoft will merge with any private company after the spin-off.

19.
We note that ADNW in its Form 8-K, filed on February 7, 2007, stated that “(t)he spin-off ratio will be approximately .95 of a share of common stock of Aftersoft Group, Inc. for every 1 share of (ADNW’s) common stock, on a fully diluted basis.” Please disclose the spin-off ratio in this section along with a discussion on how the particular ratio was decided upon.

The Company has included the spin-off ratio and the method of calculation of the ratio on page 15.

Page of 7 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

20.	Please specify whether the spin-off is pro-rata, that is, whether the ADNW shareholder have the same proportionate interest in ADNW and Aftersoft Group both before and after the spin-off.

The Company has specified on page 15 that the spin-off will be on a “pro-rata” basis.

21.
Please confirm whether you will issue fractional shares of your common stock in connection with the distribution, and if not, whether ADNW shareholders will receive your common stock rounded up to the nearest whole number.

The Company has informed us that it will not issue fractional shares, but rather, will round off any fractions to the nearest whole number, and it has so disclosed on page 15.

22.
If the distribution ratio would result in many shareholders receiving fractional shares, please state whether ADNW or Aftersoft Group is hiring an independent agent to combine the fractions, sell the shares, and provide the proceeds to shareholders.

The Company has informed us that it is not engaging an independent agent to handle fractional shares, and it has so disclosed on page 15.

23.	In additions if ADNW or Aftersoft Group is hiring an independent agent for the above purpose, please state whether

•	the independent agent would make the sale in the open market;

•	the independent agent has the sole discretion to determine when, how, through which broker-dealer(s), and at what price to make its sales; and

•	the independent agent and the broker-dealer(s) it uses are affiliates of either ADNW or Aftersoft Group.

We may have further comments.

As stated above, the Company is not engaging an independent agent to handle fractional shares, and accordingly, it has not provided the requested disclosure.

24.
You state on page 13 that ADNW shareholders who will receive the dividend of shares will receive the shares without restriction on resale. Please confirm to us whether any shareholder of ADNW so controls ADNW that the shareholder essentially has decided on ADNW undertaking the spin-off. We may have further comments.

We are obliged to note that in March 2008, Aftersoft received 27,600,000 shares of ADNW common stock in satisfaction of Aftersoft having assumed certain liabilities of ADNW. As of the date of this Amendment No. 2 to the Registration Statement, this represents beneficial ownership by Aftersoft in ADNW of 26.62% of its common stock. Please note that the decision to effect the spin-off was made prior to Aftersoft’s acquisition of the ADNW shares. Aftersoft is not seeking to exercise any control, and further, is seeking to sell the shares received following the spin-off in order to use the proceeds to defease the costs of the liabilities assumed.

25.
You state on page 13 that the certificates evidencing the shares issued will bear no legend unless the recipient of the dividend is your affiliate. Please clarify, if accurate, that this absence of a legend implies the absence of any transfer limits for the unaffiliated shareholders.

The Company has clarified on page 15 that the absence of a legend implies the absence of any transfer limits for the unaffiliated shareholders.

Page of 8 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

Legal Proceedings, page 13

26.
Please expand the disclosure to include reasonable detail on the nature of Mr. McKenna’s complaint and the courts ruling on the case. Specifically, describe the status of the appeal that you intend to pursue and the counter-claim of $1 million that you have filed, as you discuss on page F-17. Also, disclose the current state of negotiations to resolve Mr. McKenna’s claims and the risks to your shareholders if you are required to pay a substantial portion of the $3.555 million judgment awarded by the court in cash.

The Company has added the requested disclosure on page 18. Please note the legal proceeding with Mr. McKenna has been settled.

27.
Please expand the disclosure to include reasonable detail on the nature of Homann Tire’s complaint and clarify whether the court issued a ruling on the case. Also, disclose bow you anticipate paying off the balance of $125,000 in April 2009, as required. In addition, explain the difference between the original amount of damage claimed by Homann Tire ($271,408), as you state on page F-17 and the amount of settlement mutually agreed upon ($150,000), as you state on page 14. In particular, confirm whether the settlement involves issuance of your stock to Homann Tire. Finally, explain why even though you consider Homann Tire’s complaint to be “without merit,” as you state on page F-17, you have settled to pay a substantial amount of money to that party.

The Company has added the requested disclosure on page 18. Please note the legal proceeding with Homann Tire has been settled.

28.
We note the following statement: “In connection with the acquisition by the Company from ADNW of corporate assets including the business which is subject to the litigation by Mr. McKenna, ADNW gave the Company the benefit of certain representations made to ADNW when the business was acquired by ADNW, and management of the Company would seek to rely upon those representations if matters are not resolved to the satisfaction of the Company.” Please expand to clarify the above statement and its ramifications including disclosure on the identity and the qualitative and quantitative nature of the referred corporate assets, the business, and the representations involved.

Please note that the legal proceeding with Mr. McKenna has been settled, and accordingly, the Company has deleted the noted statement.

Page of 9 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

Management, page 14

29.	Please disclose the beginning (and ending) dates, by month and year, of each position discussed in this section. For example, please provide this information for Mr. Warwick’s position with ADNW.

The Company has included the beginning (and ending) dates, by month and year, of each position discussed in this section.

30.	Please disclose any positions held with Aftersoft prior to its merger with W3 Group.

The Company has informed us that there were no positions held with Aftersoft prior to its merger with W3 Group.

31.	Please provide dates to account for the business experience of Messrs. Mamanteo and Wohlrab for the past five years. See Item 401(a)(4) of Regulation S-B.

The Company has included dates in this section to account for the business experience of Messrs. Mamanteo and Wohlrab for the past five years.

Security Ownership of Certain Beneficial Owners and Management, page 16

32.	Please expand the beneficial ownership table to account for the percentage of common stock to be held after the spin-off.

The Company has added a second beneficial ownership table to account for the percentage of common stock to be held after the spin-off, which appears on page 24.

33.
Please identify the natural persons who exercise voting and investment control over the securities held of record by ADNW. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

The Company has included the identity of the natural person who exercises voting and investment control over the securities held of record by ADNW.

Description of Securities, page 16

34.
Your definitive information statement of Schedule 14C, filed on February 22, 2007, effectively increased the authorized number of shares of your common stock from 100 to 150 million with the purported intention of allowing yourself “the necessary flexibility to implement any future corporate plans.” Please disclose whether you have any current plan, arrangement, commitment, or agreement, whether written or oral, regarding any issuance of common stock.

The Company has informed us that it has no current plan, arrangement, commitment, or agreement, whether written or oral, regarding any issuance of common stock.

Page of 10 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

Description of Business, page 18

35.
To clarify the structure of your business, please provide an organizational chart showing your holding company and all your subsidiaries, including the ownership percentage that each entity holds in others.

The Company has included an organizational chart on page 28.

EXP Dealer Software, page 18

36.	Please clarify on page 19 what you mean by “below the line” advertising and design business.

Please note that the Company has deleted the noted statement, as the discussion related to EXP as a subsidiary of the Company has been deleted due to the sale of EXP on November 12, 2007.

Patent and Trademark, page 24

37.	Please include a list of all your patents, trademarks, or licenses, indicating the nature and duration of each such intellectual property. See Item 101(a)(7) of Regulation S-B.

The Company has added a description of the patent held by MAM Software in this section. The Company has informed us that this section contains a complete list of all of the Company’s patents, trademarks and licenses.

Competition, page 24

38.	Please disclose briefly any general plan you may have to compete successfully in the USA, Canada, and the UK in your field.

The Company has included the requested disclosure on pages 34-35.

Employees, page 24

39.
We note on page 10 that if you lose key management or other personnel. your business will suffer. If any of your key management personnel intends to retire or otherwise leave the company, please identify the person and disclose when that person plans to leave the company. In addition, disclose any steps you have undertaken to retain the key employees.

The Company has included the requested disclosure on page 36.

Managements Discussion and Analysis, page 25

Overview, page 25

40.
The Management’s Discussion and Analysis (“MD&A”) section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Page of 11 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

The Company has revised this section pursuant to your comment.

41.
Your MD&A section should disclose in reasonable detail the management’s view of how your unresolved legal proceedings with Mr. McKenna and Homann Tire would effect your future financial position and plan of operations.

Please note that the legal proceedings with Mr. McKenna and Homann Tire have been settled.

Results of Operations, page 25

42.
Where you describe any changes in aspects of the results of operations, please explain the business reasons attributable to each of those changes. For example, you state on pages 25-26 that your revenues, gross profit, and sales and marketing expenses decreased, and general and administrative expenses increased for the fiscal year ended June 30, 2006 compared to the previous fiscal year, without ascribing any causes. Revise throughout the section.

The Company has revised this section pursuant to your comment.

43.
Where you describe more then one business reason for a significant change between periods in key financial data or indicators, please quantify the incremental impact of each individual business reason, to the extent material, on the overall change. For example, in your discussion for the fiscal year ended June 30, 2006 compared to the fiscal year ended June 30, 2005, where you discuss the increase in research and development expenses on page 26, you should quantify the two causative factors to which you refer. Please provide similar quantified information in your discussion of changes in operating results in all other cases where you attribute the changes to more than one factor.

The Company has revised this section pursuant to your comment.

44.
Where you state a cause for any change in aspects of your results of operations, provide disclosure in reasonable detail to provide the material facts underlying that cause. For example, you simply refer to disposal of “surplus fixed assets” to explain a decrease in depreciation and amortization expenses on page 26 and refer to the “extinguishment of a liability” to explain realization of income on page 27. Please provide amplified disclosure to adequately explain the causes to which you refer throughout the section.

The Company has revised this section pursuant to your comment.

Page of 12 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

45.
The discussion of the results of operations appears too general and should be revised to include an analysis and quantification of the particular causes of changes in material line item amounts from period to period. The analysis should identify individual factors (such as changes in price, volume, product mix, currency exchange rates, etc.), discuss the reasons that these factors changed during the period, and quantify their effects. The effects of new or discontinued products, contracts or services should be segregated so that readers can evaluate the performance in the prior comparable period. Please discuss the reasons why management believes reported trends are expected to continue or change. If any product line contributes in a materially disproportionate way to consolidated gross or operating margins then MD&A disclosure is required pursuant to Item 303(a)(3)(i) of Regulation S-K.

The Company has revised this section pursuant to your comment.

46.
Expand the discussion of Gain on Extinguishment Liability on page 27 to describe the nature of the extinguished liability, explain the reason why it was not paid and why management believes the expiration of the statute of limitations satisfies the obligation. Refer to the guidance of SFAS 140, paragraph 16.

The Company has revised this section pursuant to your comment

Acquisitions, page 29

47.
Please disclose the principal terms of the acquisition of each of EXP Dealer Software in August 2006 and Dealer Software arid Services Limited in February 2007, including the compensation paid for each acquisition. Further, disclose the impact of these acquisitions on your financial condition and results of operations.

Please note that the Company has removed this discussion, as EXP and DSS were sold on November 12, 2007.

48.	For example, as regards your results of operations, please quantify the revenue and any income from these acquisitions so far.

Please note that the Company has removed this discussion, as EXP and DSS were sold on November 12, 2007.

Development Costs, page 30

49.	We note that the operational and strategic development plans that you have identified will require approximately $10 million. Please revise to add the following information:

•	the total dollar amount you would require to be able to continue your operations for the next year and how you plan to obtain that amount;

•	how you plan to finance the $10 million you need for the estimated development costs;

•	the dollar amount of funds you expect to raise through the referred private placement and the estimated period of time such funds would sustain your operations;

Page of 13 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

•	whether the private placement is reasonably assured, and if not, whether you have alternative plans of financing;

•	the specific type(s) of acquisitions you intend to finance and the dollar amount you need for this purpose;

•	the specific type(s) of obligations you intend to discharge and the dollar amount you require for this purpose; and

•	the material adverse effects on your financial conditions and present and future operations if you fail to raise the requisite capital.

The Company has added the requested information on page 50.

Summary, page 31

50.
You state here that you have “started to develop into the UK’s lumber and hardware market.” However, on page 30, it appears that you are seeking opportunities in the US hardware market. Please rectify or explain the discrepancy. In addition, throughout the registration statement, please clarify whether you refer to the US, the UK, or Canadian market, as needed so as to avoid confusion.

The Company has clarified the noted discrepancy.

Certain Relationships and Related Transactions, page 34

51.	Please file all the material related party agreements as exhibits. See Item 601(b)(10)(A) of Regulation S-B. We may have further comments.

The Company has included the requested information. Please see the exhibit list.

52.	Please update this section through the fiscal year ending June 30, 2007. Please comply with the disclosure requirements of the new Item 404 of Regulation S-B.

The Company has updated this section through the fiscal year ending June 30, 2007.

53.
It appears that Aftersoft Group’s acquisitions of EXP Dealer Software in 8/06 and Dealer Software and Services Limited in 2/07 were both related party transactions. Please revise to disclose. Please ensure that the principal terms of each acquisition are disclosed in the prospectus. If those terms are provided in other sections, please provide a cross reference in this section.

The Company has revised this section to include the Company’s acquisitions of EXP and DSS.

54.
Please disclose the loan transactions with ADNWs for the two-year period required by Item 404. Please quantify the amount of outstanding loans at the beginning of the two-year period and all material transactions during the period. Please quantify the outstanding loans at June 30, 2007 and disclose the principal terms of those loans.

The Company has revised this section pursuant to your comment.

Page of 14 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

55.
Please clarify the disclosure concerning the $510,000 receivable which was used to reduce loans payable to ADNW. The disclosure about the receivable assignment and the shares of MAM North America is unclear.

The Company has revised this section pursuant to your comment.

56.
Please explain the circumstances underlying the sale of Euro Soft in June 2006, including the nature of your affiliation with Euro Soft, excluding the information you provide on page F-13. For example, state briefly the nature of business of Euro Soft, your past organizational relationship with Euro Soft, the reasons behind the sale, the identity of the third party to whom you sold Euro Soft, the dollar amount you still owe ADNW, and so forth.

We have been informed that there was no organizational relationship with Euro Soft prior to the purchase. Aftersoft was aware of the online commercial service and internet based software applications being developed by Euro Soft, and it was initially proposed to use this software in conjunction with the Company’s CRM software which was being developed, however the two technologies proved incompatible.  Aftersoft completed three license sales while it owned Euro Soft, but as the product was no longer considered mainstream, the Company accepted an offer from Capital Computers Ltd, a UK company, to purchase Euro Soft, which sale was effective June 1, 2006. The Company has no ongoing relationship with Capital or Euro Soft.

The purchase price of $1,400,000 (paid in three tranches) was paid by Capital directly to ADNW. The amounts currently owed to Aftersoft from ADNW at December 31, 2007 are outlined on page 52.

Executive Compensation, page 35

57.	Please update this section through the fiscal year ending June 30, 2007. Please comply with the disclosure requirements of new Item 402 of Regulation S-B.

This section has been updated through the fiscal year ending June 30, 2007.

Financial Statements, page F-1

58.
The historical financial statements should be retroactively restated for all periods presented to reflect the acquisitions of EXP Dealer Software on August 24, 2006 and Dealer Software and Services on February 1, 2007 as combinations of entities under common control. Pro forma disclosures are not considered sufficient for purposes of the registration statement. Please revise.

The Company’s historical financial statements have been retroactively restated. Please see Note 10 on page F-25. Please also see the following amendments to the Company’s Exchange Act filings: Amendment No. 2 to the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, filed with the SEC on January 23, 2008; Amendment No. 2 to the Quarterly Report on Form 10-QSB for the quarter ended December 31, 2006, filed with the SEC on February 12, 2008; and Amendment No. 2 to the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007, filed with the SEC on February 29, 2009.

Page of 15 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

Note 1. Summary of Significant Accounting Policies, page F-8

59.	Please clarify how the company recognizes revenues from all subscription-based services including software support, information products and online services.

The Company has clarified that revenues for maintenance agreements, software support, on-line services and information products are recognized ratably over the term of the service agreement. Please see pages F-14 and F-39.

Note 2. Acquisitions and Divestitures, page F-13

60.	Please explain why it appears that no income taxes were recognized in conjunction with the gain on sale of the discontinued operations of Euro Soft disclosed on page F-14.

Please note that the Company’s audited financial statements for the fiscal year ended June 30, 2006 which were included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007 have been restated to include a gain on sales of discontinued operations, net of tax. The tax amount is $125,000.

61.	Please also explain why it appears that no operating expenses were allocated to the discontinued operations of Euro Soft as disclosed on page F-45.

We have been informed that operating expenses were not allocated to discontinued operations of Euro Soft because the general manager spent a de minimus amount of time working on “cost of sales,” Euro Soft was a start up-operation with limited revenue, and the business was sold within six months of its acquisition.

62.	Please clarify if the sale of Euro Soft was to an unrelated party.

We have been informed that Euro Soft was sold to an unrelated third party.

Note 3. Transactions with Parent Company, page F-15

63.
We note that you recognized a gain upon the sale of property and equipment to your parent. It appears to us that any gains or losses resulting from transactions with the controlling shareholder should be accounted for as capital contributions or distributions, respectively. Please revise.

The Company has clarified this transaction on page 51. The property and equipment were sold to a third party, who remitted the proceeds to ADNW. This was not a related-party transaction and has been deleted from the disclosure on page F-18.

Note 8. Commitments and Contingencies (Legal Matters), page F-19

64.
Please clarify in Note 7 whether management believes that it is reasonably possible that the outcome of each of the cases involving Mr. McKenna will have a materially adverse effect on the company’s financial position, operating results or cash flows. Please quantify the range of possible loss, if known or estimable, or state that a range cannot be estimated as required by paragraph 10 of SFAS 5.

The Company has revised this disclosure to reflect the settlement of the legal proceeding with Mr. McKenna. Please see pages F-22 and F-48.

Page of 16 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

Interim Financial Statements
Note 2. Nature of Business, page F-29

65.	Please expand your disclosure on page F-30 and elsewhere to disclose the amount recorded for the February 1, 2007 acquisition of Dealer Software and Services.

The Company has expanded the disclosure as requested. Please see page F-34. Please note that DSS was sold on November 12, 2007.

Financial Statement Updates and Accountant’s Consent

66.	Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

We respectfully note your comment. The Company has included the audited consolidated financial statements and related disclosures for the fiscal years ended June 30, 2007 and 2006, and the unaudited consolidated financial statements for the six months ended December 31, 2007 and 2006.

67.	You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

We respectfully note your comment. The Company has included as Exhibit 23.1 to this Amendment No. 2 to the Registration Statement a currently dated consent of the independent accountants with typed signature.

Exchange Act Filings

68.	Please revise your Exchange Act filings in accordance with the comments on the financial statements and related disclosures as applicable.

The Company has revised its Exchange Act filings, and has filed Amendment No. 2 to the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, Amendment No. 2 to the Quarterly Report on Form 10-QSB for the quarter ended December 31, 2006, and Amendment No. 2 to the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.

Page of 17 of 17
Ms. Maureen Bauer
Securities and Exchange Commission

Form 10QSB/A for the period ended March 31, 2007

Note 5. Acquisition

69.
We note that Note 5 discloses a $1.3 million earn-out payment to vendors in connection with the EXP Dealer Software acquisition. Please expand Note 5 and elsewhere to disclose the significant terms of the acquisition agreement that resulted in the earn-out payment. Further, please explain why this amount has been classified as goodwill when the transaction was between entities under common control. Please explain why the same disclosure is not reflected in the registration statement.

The Company has revised its disclosure on page F-17, as well as in the Registration Statement on page 52. Please note that these payments were made to the original sellers of the businesses to ADNW, not to any related-party entities, and that there were no additional potential earn-out payments to be made under the original acquisition agreements between the third-party sellers and ADNW as of June 30, 2007. All of the goodwill recorded as a result of the earn-out payments was reversed in fiscal 2007 and 2008 when the related entities were sold to third parties.

Part II. Item 26. Recent Sale of Unregistered Securities, page i

70.
You state that you have issued 470,000 shares of common stock to Brockington Securities in 2006 valued at $499,000 as consideration for consulting services in connection with your reorganization. Here and in an appropriate location in the prospectus, please disclose the specific nature of consulting services provided by Brockington Securities.

Please note that Brockington Securities, a registered member of the NASD, provided consulting services to the Company in connection with the Company’s reorganization, by assisting the Company in the negotiations to acquire EXP, and advised the Company on management and potential market opportunity for the restructured group. This information has been included in this section.

We trust that the foregoing is responsive to the Staff’s comments.

Very truly yours,
/s/ Jaclyn Amsel
Jaclyn Amsel

cc: Aftersoft Group, Inc.